UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer

TAX REPORT 2024



AEO

PETROBRAS

INDEX

MESSAGE FROM THE CEO

Petrobras is pleased to present another edition of its Fiscal Report, highlighting its significant contribution to society through the payment of taxes and Government Take (Gov. Take). This document provides detailed information on the amounts collected for all levels of government, in addition to contextualizing the tax environment in which the company operates and how taxes influence the composition of fuel prices.

Over the past five years, the company has paid more than R$1.1 trillion in taxes and Gov. Take in Brazil, amount that was distributed among the federal government, states, the Federal District and Municipalities. In 2024, only in Brazil, R$270.3 billion of taxes and Gov. Take were collected for public coffers under the cash regime. Abroad, Petrobras collected a total of US$ 206 million in taxes.

We play a very important role in the Brazilian economy, with a presence in 22 states and 128 municipalities, and we are one of the main taxpayers in Brazil. Through our tax payments, we contribute to generating positive impacts on society, ensuring more resources for investments in key areas such as health, education, infrastructure and security.

Our tax management is guided by solid principles, such as ethics, integrity, transparency, efficiency and social responsibility. This report reflects our commitment to society and our stakeholders, reinforcing our role as a transformative agent in the country's development.

We are committed to consolidating Petrobras as the best integrated and diversified energy company, with a focus on value creation. This commitment means value creation for shareholders and the development of Brazil and other countries where we operate.

It is important to highlight that in 2024 Petrobras distributed more than R$ 100 billion in dividends and interest on equity. All these figures demonstrate our ability to create wealth in a sustainable, efficient, safe and responsible manner, reinforcing our significant contribution to society.

Petrobras will make the energy transition in a gradual, responsible and progressive manner. A transition that is good for the planet and fair for the people. We are expanding our investments in new energy sources, without renouncing oil production, which is still necessary to meet global energy demand and finance the energy transition. It is important to note that the carbon footprint of the oil produced by Petrobras is lower than the world average.

Building a more sustainable world is an essential part of Petrobras' Vision. This involves balancing our focus on oil and gas with the diversification of low-carbon business.

Considering of the significant numbers presented, we are proud to carry the responsibility of continuing to contribute to the socioeconomic development of Brazil, generating wealth for society in an efficient and sustainable way.

Magda Chambriard,
Petrobras CEO

R$ 270.3 billion
in Taxes+ Gov.Take paid in Brazil

US$ 206 million
in Taxes paid abroad

R$ 100.3 billion*
distributed as dividends

**Total dividends approved for payments in 2024 were R$102.6 billion, of which R$100.3 billion were actually disbused*

TAXES AND GOVERNMENT TAKE PAID IN BRAZIL

In 2024, we collected R$ 270.3 billion as taxes and Government Take in Brazil, representing a 13% increase in total annual collections, when compared to the previous year.

Summary Table - Collection of Taxes and Gov. Take in Brazil.

TAX AND GOV. TAKE (R$ million)	1º Quarter	2º Quarter	3º Quarter	4º Quarter	Total
GOVERNMENT TAKE	**16.075**	**14.805**	**15.639**	**15.529**	**62.048**
ROYALTIES	9.331	9.256	10.032	9.449	38.069
SPECIAL PARTICIPATION	6.503	5.432	5.606	6.080	23.622
RETENTION OF AREA	240	-	-	-	240
SIGNATURE BONUS	-	116	-	-	116
FEDERAL	**27.016**	**29.616**	**20.686**	**24.645**	**101.964**
IRPJ/CSLL	12.471	10.435	3.892	8.340	35.138
PIS/COFINS	7.344	9.793	9.124	8.138	34.400
WITHHOLDING LAW 10.833/03	2.250	2.323	2.334	2.567	9.474
SOCIAL SECURITY CONTRIBUTIONS	2.196	3.048	1.942	1.439	8.625
CIDE	1.964	1.910	1.965	2.361	8.200
IRRF	593	1.932	1.235	1.298	5.058
OTHER TAXES	197	175	194	502	1.068
STATE	**24.650**	**25.028**	**27.787**	**27.473**	**104.938**
SÃO PAULO	5.262	5.762	6.327	6.072	23.422
MINAS GERAIS	3.188	3.656	3.876	3.584	14.303
RIO GRANDE DO SUL	1.843	1.902	2.192	2.137	8.074
PARANÁ	1.734	1.158	2.090	1.960	6.943
SANTA CATARINA	1.551	1.670	1.681	1.707	6.610
RIO DE JANEIRO	1.766	1.484	1.556	1.711	6.517

TAX AND GOV. TAKE	1º Quarter	2º Quarter	3º Quarter	4º Quarter	Total
GOIÁS	1.405	1.559	1.655	1.617	6.235
MATO GROSSO	1.244	1.203	1.597	1.619	5.663
MATO GROSSO DO SUL	1.273	1.054	1.377	1.409	5.114
PARÁ	958	953	865	824	3.601
ESPÍRITO SANTO	675	776	775	736	2.962
CEARÁ	524	478	498	708	2.208
PERNAMBUCO	441	475	331	324	1.572
DISTRITO FEDERAL	333	400	395	390	1.518
PARAÍBA	358	355	377	375	1.465
AMAZONAS	441	322	333	345	1.442
TOCANTINS	314	297	392	393	1.396
PIAUÍ	236	265	274	285	1.060
ALAGOAS	269	243	221	290	1.022
RIO GRANDE DO NORTE	204	255	277	272	1.008
BAHIA	200	195	224	250	870
RONDÔNIA	173	202	228	223	826
SERGIPE	68	77	75	74	295
AMAPÁ	50	53	84	72	258
MARANHÃO	74	151	18	3	246
ACRE	38	43	40	51	172
RORAIMA	27	40	28	41	135
MUNICIPALITIES	**485**	**264**	**319**	**322**	**1.390**
ISS WITHHELD FROM THIRD PARTIES	236	242	279	296	1.052
IPTU AND OTHER FEES	230	6	21	9	268
COMPANY´s ISS	19	15	19	17	70
TOTAL	**68.225**	**69.713**	**64.431**	**67.970**	**270.339**

The collections made by Petrobras include: (i) taxes arised from our operations, calculated and collected by the company itself (ii) taxes retained from third parties, as the tax responsible and substitute, since Petrobras retains taxes in commercial transactions with customers and suppliers, as established in Brazilian tax legislation and (iii) government take.

Tax liability is the legal obligation that, without assuming the role of taxpayer, assigns to a third party the duty to collect taxes, as defined by law. Petrobras' tax liability, in the case of "backward" or regressive tax substitution, applies to taxes levied on payroll, remittances abroad, payments of Interest on Equity (JCP, in Portuguese), purchases of goods and services from our suppliers and other transactions for which the law determines this obligation.

The other collection technique known as "forward" or progressive tax substitution is generally applied to taxes levied on the sales of certain goods.

Bellow, we present the history of the Company`s collections by government level.

TAXES AND GOVERNMENT TAKE PAID (R$ billion)



279.0
270.3
240.2
202.9
128.7
96.5
104.9
90.2
93.5
1.1
1.4
1.2
1.0
65.5
98.7
102.0
87.4
53.8
0.8
30.1
82.7
62.0
61.4
54.7
32.2
2020
2021
2022
2023
2024
Gov. Take
Federal
Municipalities
States

2023	GROSS REVENUE **R$ 592.566** MILLION	EFFECTIVE TAX RATE **R$ 28.0%**
2024	GROSS REVENUE **R$ 611.385** MILLION	EFFECTIVE TAX RATE **R$ 26.2%**

1- Parent company amounts presented on an accrual basis

In 2024, Petrobras paid an average of R$1.1 billion per business day, accounting for approximately 7% of the country's total revenue. At the federal level, the company contributes with 6% of the national tax collection, while in the states, this share it corresponds to approximately 13% of the total collected. These figures reinforce Petrobras as one of the main taxpayers in Brazil[1].

[1]*Source: Brazilian Federal Revenue Service, National Treasury of Brazil, Transparency Portal of States and CONFAZ.*

TAXES BY GOVERNMENT LEVEL

Within the scope of the Domestic Tax System, the Federal Constitution (Federal Constitution of Brazil - CF/88, in Portuguese) authorizes the Federal Government, States, Federal District and Municipalities to establish taxes. Additionally, they have the power to legislate, oversee and enforce various tax obligations, which requires significant human and systemic efforts from taxpayers to comply with them within the legal deadlines.

Petrobras, as one of the largest taxpayers in Brazil, is exposure to constant tax oversight by all levels of government, which requires the implementation of robust accounting and tax processes, in addition to a highly skilled technical team to manage the daily challenges arising from several new tax laws published.

TAXES BY GOVERMENT LEVEL (R$ billion)



62.3
108.4
181.3
148.8
164.0
FEDERAL + Gov. Take
65.5
93.5
96.5
90.2
104.9
STATES
0.8
1.0
1.1
1.2
1.4
MUNICIPALITIES
2020
2021
2022
2023
2024

COMPOSITION OF FEDERAL TAXES (R$ billion)

Regarding the collection for the Federal Government in 2024, it demonstrates an increase of 10% compared to the previous year, motivated by the greater collection of PIS, COFINS, Royalties and Special Participation.

PIS and COFINS collections were the main contributors to the annual increase in federal revenue, with growth of over 200%. This increase was driven by the return to taxation of PIS and COFINS on the sale and import of diesel fuel, biodiesel, industrial LPG, petrochemical naphtha and petrochemical inputs, as well as on domestic acquisitions and imports of oil and naphtha by refineries for fuel production, whose rates were set to zero until 12/31/2023.

In the last 5 years, R$ 664.9 billion were paid in taxes and government take to the Union.

HISTORICAL DISTRIBUITION OF OUR TAXES (R$ billion)



62.3
13.1
5.3
0.9
10.8
32.2
108.4
13.3
6.6
10.4
23.5
54.7
181.3
15.9
7.8
58.2
16.7
82.7
148.8
18.2
8.5
49.5
11.1
61.4
164.0
23.0
9.5
35.1
34.4
62.0
2020
2021
2022
2023
2024
Other federal taxes
Withholding MP 133 / Law 10.83303
IR / CSLL
PIS / COFINS
Gov. Take

DETAILS ABOUT STATE TAXES (R$ billion)

In 2024, Petrobras collected R$104.9 billion in ICMS, with contributions distributed among all the 27 states representing a 16% increase compared to the previous year. The justification is due, mainly, to the increase in single-phase ICMS rates, starting on February 1, 2024, levied on fuels - gasoline, diesel fuel and LPG.

In the last 5 years, R$450.6 billion were paid in taxes to the 27 states, 99.9% of this amount related to ICMS, with the remainder to state fees.

HISTORICAL DISTRIBUTION OF OUR STATE COLLECTIONS (R$ BILLION)


2024
R$ 104.9
2023
R$ 90.2
2022
R$ 96.5
2021
R$ 93.5
2020
R$ 65.5

RELEVANCE OF PETROBRAS IN ICMS COLLECTION

Petrobras has a significant contribution to the collection of ICMS (State Value Added Tax) in the 27 States of Brazil. In the table below you can observe the amount collected by Petrobras for each State and its percentage contribution to the total ICMS collected. To perform this analysis, we used the information provided by the National Council of Fiscal Policy (CONFAZ, in Portuguese) and Transparency Portal of each state.

STATE	PETROBRAS COLLECTION (R$ billion)	CONTRIBUTION %
São Paulo	**R$ 23.4**	10.7%
Minas Gerais	**R$ 14.3**	17.9%
Rio Grande do Sul	**R$ 8.1**	16.3%
Paraná	**R$ 6.9**	14.0%
Santa Catarina	**R$ 6.6**	15.9%
Rio de Janeiro	**R$ 6.5**	13.3%
Goiás	**R$ 6.2**	21.2%
Mato Grosso	**R$ 5.7**	17.9%
Mato Grosso do Sul	**R$ 5.1**	30.2%
Pará	**R$ 3.6**	14.8%
Espírito Santo	**R$ 3.0**	14.2%
Ceará	**R$ 2.2**	18.4%
Pernambuco	**R$ 1.6**	6.7%
Distrito Federal	**R$ 1.5**	12.9%
Paraíba	**R$ 1.5**	25.6%
Amazonas	**R$ 1.4**	10.9%
Tocantins	**R$ 1.4**	18.2%
Piauí	**R$ 1.1**	10.7%
Alagoas	**R$ 1.0**	19.6%
Rio Grande do Norte	**R$ 1.0**	12.0%
Bahia	**R$ 0.9**	2.2%
Rondônia	**R$ 0.8**	18.7%
Sergipe	**R$ 0.3**	5.8%
Amapá	**R$ 0.3**	17.1%
Maranhão	**R$ 0.2**	3.0%
Acre	**R$ 0.2**	7.4%
Roraima	**R$ 0.1**	6.7%


VENEZUELA
GUYANA
FRENCH GUIANA
SURINAME
COLOMBIA
ECUADOR
PERU
BOLIVIA
CHILE
PARAGUAY
ARGENTINA
URUGUAY
RR
AP
AM
PA
MA
CE
PI
TO
AC
RO
MT
BA
GO
DF
MG
MS
SP
RJ
PR
SC

DETAILS ABOUT MUNICIPAL TAXES (R$ Billion)

In 2024, Petrobras collected R$ 1.4 billion in taxes for 265 municipalities, distributed across 21 states, including the Federal District. Of the total ISS collected by Petrobras from hundreds of municipalities throughout the country, 94% corresponded to the Tax Substitution regime (ISS-ST, in Portuguese).

In this taxation regime, Petrobras is responsible for withholding and collecting the ISS that would be due by contracted service providers. This practice concentrates on the Company the tax obligation originally due by other taxpayers, facilitating municipal inspection and ensuring greater efficiency in the collection of this taxes.

Over the last 5 years, R$5.5 billion were distributed to hundreds of Brazilian municipalities.

To ensure timely collection of taxes from these hundreds of municipalities, Petrobras needs robust systems, efficient automation and highly trained teams. Our commitment to tax compliance not only ensures regular payments, but also strengthens the Company's relationship with municipalities, contributing to local development and fiscal sustainability in the regions where we operate.

When comparing collections in 2024 with the previous year, there was a 12% increase in municipal tax payments, driven mainly by the Tax on Services (Substitution regime) resulting from the contracting of services by the company.

Composition of municipal taxes (R$ billion)



0.8
1.0
1.1
1.2
1.4
0.14
0.23
0.45
0.08
0.23
0.65
0.04
0.27
0.78
0,04
0.28
0.90
0.07
0.27
1.05
2020
2021
2022
2023
2024
ISS Withheldfrom ThirdParties
IPTU and other taxes
Company´s ISS

The top 10 municipalities benefited from Petrobras' tax payments represents 68% of our total collection.


TOP 10 MUNICIPALITIES WITH THE HIGHEST TAX COLLECTION BY THE COMPANY (R$ billion)
MACAÊ
317.5
CUBATÃO
97.8
RIO DE JANEIRO
89.0
DUQUE DE CAXIAS
89.0
SÃO SEBASTIÃO
82.9
PAULINIA
82.8
IPOJUCA
72.7
ITABORAÍ
40.3
VITÓRIA
35.8
SÃO JOÃO DA BARRA
34.3

GOVERNMENT TAKE (GOV. TAKE)

Government Take is a financial compensation paid by companies that explore and produce oil and natural gas in Brazil. The collection is made to the National Treasury and the amounts are distributed to the beneficiaries defined in the legislation, based on calculations performed by the ANP. The government take provided for in the current legislation are royalties, special participation, signature bonus and payment for the occupation or retention of areas. Their purpose is to provide a financial return to society for the exploitation of these non-renewable resources.

According to Law No. 9,478/1997 and due to the concession, sharing or onerous assignment contracts signed with the National Petroleum Agency (ANP, in Portuguese), oil and natural gas exploration and production activities may be subject to the payment of the following government take:
- Royalties, financial compensation for oil and gas production, established in concession, onerous assignment and sharing contracts at a rate ranging from 5% to 15% of gross production revenue based on the reference prices of crude oil or natural gas defined by the ANP. When determining royalty rates, the ANP also considers geological risks and expected productivity levels for each concession. Most of our crude oil production currently pays the maximum royalty rate, as established in the respective regulatory framework contract.

- Special participation, extraordinary financial compensation, which has rate that varies from zero to 40% of the net revenue from the production of fields that reach high production volumes or profitability, in accordance with the criteria set forth in the applicable legislation. The calculation takes into account the gross revenue of each production field, based on the reference prices for crude oil or natural gas, defined by Decree No. 2,705/1998 and ANP regulatory acts, less the deductions provided for in the legislation.
- Signing bonuses paid by the winning bidder upon signing the concession contract, in accordance with the minimum values published in the bidding notices.
- Annual payment for the retention or occupation of areas contracted for exploration and production, established by the ANP in the relevant bidding notices, based on the size (fixed per square kilometer or fraction of the block `s surface), location and geological characteristics of the concession block.

Laws No. 9,478/1997 and No. 12,351/2010 also require that producing companies in onshore fields pay landowners a share equivalent to a percentage that varies between 0.5% and 1% of the field's production, at the discretion of the ANP.

Below, we describe how government take works in each of the different oil, natural gas and other fluid hydrocarbon exploration and production regimes with which we deal.

REGULATORY FRAMEWORK FOR OIL INDUSTRY

CONCESSION

· Contracting through bidding process;
· Federal Government grants the winning companies the right to exploration;
· Production belongs to the concessionaire;

TRANSFER OF RIGHTS

· Petrobras directly contracted for production;
· Right to produce up to 5 billion barrels of equivalent oil;

PRODUCTION SHARING

· Specific regime for pre-salt areas and others considered strategic;
· Hiring by a bidding process, in which the winning companies form a consortium with Pré-Sal Petróleo S.A (PPSA), representing the federal government;
· The highest offer of oil to the Federal Government wins the oil surplus;
· Shared production between the State and the contracted consortium, on which each one's share is calculated by discounting royalties and all investment and operating expenses ("cost in oil").

TYPES OF GOV. TAKE

In each regulatory regime, the government take has different aspects, as described in the table below.

GOVERNMENT TAKE	FREQUENCY	CONCESSION	SHARING	TRANSFER OF RIGHTS
Royalties	Monthly	10% of the gross income of the field, which can be reduced up to 5%	15% on Gross Revenue from the field	10% on Gross Revenue from the field
SPECIAL PARTICIPATION	Quarterly	Rates from zero to 40% (nominal) on net revenue of fields with high production	Not applicable	Not applicable
SIGNATURE BONUS	Upon contract signature;	Amount offered by companies in bidding	Predefined value	Not applicable
RETENTION OF AREA	Annually	Value per Km² defined in the notice and concession contract (up dated by IGP DI Index)	Not applicable	Not applicable

In 2024, the amount of R$ 62 billion was collected as Government Take. The Gov. Take payments consist mainly of royalties (R$ 38.1 billion) and special participation (R$ 23.6 billion). In addition to these two recurring items, there was also a payment for area occupation or retention, resulting in to R$ 0.2 billion and a disbursement of R$ 0.1 billion in signing bonuses from the acquisition of stakes in the Pelotas basin blocks.


EVOLUTION OF ROYAL AND SPECIAL PARTICIPATION (R$ billion)
32.0
54.5
78.2
60.4
61.7
15.0
24.7
35.8
25.1
23.6
17.0
29.7
42.4
35.3
38.1
2020
2021
2022
2023
2024
Royalties
Special Participation

PETROBRAS' REPRESENTATION IN THE DISTRIBUTION OF SPECIAL PARTICIPATION AND ROYALTIES BY ANP IN THE YEAR 2024:


Special Participation and Royalties
35%
65%
Petrobras 2024
Other Companies

Source: data obtained from the ANP website for the preparation of comparisons.

Data obtained from the website of ANP for the preparation of the comparisons.

To calculate Petrobras' share of the total distributed by the ANP to the beneficiaries, the total amount paid by Petrobras in 2024 was divided by the total distributed by ANP in that same year, respecting the cash basis as a premise for the composition of the values.

FEDERAL TAX INCENTIVES

Federal tax incentives are legal mechanisms offered by the government as part of its economic development policy to stimulate and support certain sectors or economic activities.

Petrobras uses some tax benefits, including:

· *Importation of natural gas from Bolivia* - operation with exemption from PIS and COFINS.

· *Cultural incentives* (Rouanet Law, arts. 18 and 26) - reduces the Coporate Income Tax (CIT) due, according to the amount spent on projects previously approved by the Ministry of Culture, as donations and sponsorship, as long as the limit of 4% of the tax due is respected.

· *Technological Innovation* - benefits linked to investments in research, development and innovation (R, D & I). The main benefit used by Petrobras is the additional deduction of R&D & I expenses of at least 60% in the calculation basis of CIT and Social Contribution on Net Profit (CSLL, in Portuguese).

·*PAT - Worker Food Program* (PAT, in Portuguese) - reduces the CIT due, by applying a 15% rate on meal expenses, as long as the 4% limit of the tax due is respected.

· *Extension of maternity and paternity leave* - the total amount of the full remuneration paid to the employee during the extensions of maternity and partenity leave is deducted from the due CIT.

· *Special Incentive Regime for Infrastructure Development (REIDI, in Portuguese)* - aims to reduce the burden on the implementation of infrastructure projects by suspending the taxation of PIS (1.65%) and COFINS (7.6%) contributions on revenues from the acquisition of machinery, devices, instruments and equipment, construction materials, provision of services and leasing of machinery, devices, instruments and equipment intended for use or incorporation in infrastructure works intended for fixed assets.

· *REPETRO-SPED* - established by Law No. 13,586/2017 and regulated by Decree No. 9,128/2017 and by Normative Instruction (IN) of the Brazilian Federal Revenue Service (RFB) No. 1,781/2017, it consists of a special tax and customs regime that provides

for differentiated treatment, allowing the total suspension of the payment of federal taxes and the reduction of ICMS so that the tax burden is equivalent to 3%, for goods intended for the activities of exploration, development and production of oil and natural gas. In addition to maintaining the possibility of applying temporary admission for economic use of certain goods, this regime allows the import of goods for permanent stay.

- ***SUDAM and SUDENE*** – incentives designed to promote the development of the northern and northeastern areas of the country, which are previously analyzed by the Superintendencies for the Development of the Amazon (SUDAM) and the Northeast (SUDENE). The benefits used by Petrobras are: a 75% reduction in CIT and a 30% reinvestment of the CIT due.

For certain benefits, specific legislation establishes a specific term and conditions that must be met by taxpayers, such as REPETRO-SPED, for which failure to comply will result in the requirement of taxes with legal penalties.

In 2024, Petrobras used approximately R$6.7 billion in federal tax incentives resulting from the reduction of taxes in accordance with specific legislation. For tax incentives linked to taxes subject to the non-cumulative rule, such as PIS and COFINS, the tax collection on acquisition or import without the application of the incentive would result in a tax credit from the amount paid to be deducted from the tax due on subsequent transactions.

TAX TRANSACTIONS WITH THE FEDERAL GOVERNMENT

In June 2024, Petrobras joined to the Transaction Notice PGFN-RFB 6/2024 ("Notice"), issued by the Attorney General's Office of the National Treasury (PGFN) and the RFB, ending legal disputes over relevant tax litigation related to the incidence of taxes on remittances abroad, arising from the bipartition of the legal business agreed upon in a vessel or platform charter contract and another service provision contract.

The Notice allowed for the settlement of debts related to the incidence of CIDE, PIS and COFINS, from 2008 to 2013, the adjusted amount of approximately R$ 45 billion on the date of joining (June 28, 2024).

In addition, the accession to the Notice brought economic benefits to the company, since maintaining the discussions would imply a financial effort to offer and maintain legal guarantees related to compliance with the Procedural Legal Agreement (NPJ) signed with the PGFN, in addition to other legal costs and expenses.

The notice provided for a 65% discount on the total amount of the debt, after the conversion of judicial deposits into final payment. Therefore, on June 28, 2024, CIDE, PIS and COFINS liabilities were recognized, referring to adherence to the Notice, in the amount of R$19.8 billion, that were distribution, recorded in Taxes and Contributions as follows:

As part of this tax transaction is related to projects in which the company works through partnership in E&P consortia, Petrobras negotiated with the partner for the reimbursement of the amount corresponding to its respective shares in the estimated amount of R$2.6 billion, recognized and received in the period ending on December 31, 2024.

COMPOSITION OF THE TAX TRANSACTION (R$ billion)


R$ 19.8
R$ 3.6
R$ 1.3
R$ 6.7
R$ 8.3
Down payment
Tax credit utilization
Judicial deposits
Amount paid in installments in 2024

TAX REFORM AND ITS IMPACT ON PETROBRAS

Constitutional Amendment No. 132, enacted in December 2023, brought significant changes to the Brazilian tax system, called "Consumption Tax Reform". With the aim of simplification, transparency and efficiency, five current taxes – IPI, PIS, Cofins, ICMS and ISS were replaced for a tax and a contribution on the Added Value (VAT) and an extra-fiscal nature called Selective Tax (IS, in Portuguese). The so-called Dual VAT is composed of the Tax on Goods and Services (IBS, in Portuguese), under state and municipal jurisdiction, and the Contribution on Goods and Services (CBS, in Portuguese), under federal jurisdiction.

The new taxes (IBS and CBS) have the characteristics of a VAT, adopting the destination principle in interstate and intermunicipal transactions, as long as broad tax base, full non-cumulativeness, external collection, uniform legislation, non-taxation on exports and tax on imports. Supplementary bill Law No. 68/2024 was presented by the Executive Branch to regulate tax reform, it was sanctioned by the President of the Republic resulting Supplementary Law No. 214/2025 through which were instituted: the Tax on Goods and Services (IBS); the Social Contribution on Goods and Services (CBS) and the Selective Tax (IS).

With regard to the oil and natural gas industry, Complementary Law No. 214/2025 introduced the REPETRO, to ensure its maintenance by suspending the payment of IBS and CBS. However, it indicated oil and natural gas in the list of extracted mineral goods subject to IS, and also defined as triggering events the first supply of the good for any reason, the non-onerous transfer of the good produced, the extraction of the mineral good and the consumption of the good by the manufacturer. The law also provides that the IS rates, established in transactions involving extracted mineral goods, must respect the maximum percentage of 0.25%, and a zero IS rate on natural gas used as an input in industrial processes and fuel for transportation purposes.

Regarding the provision of a specific IBS and CBS regime for fuels and lubricants, included by EC 132, LC No. 214/2025 indicated the fuels whose operations will be subject to a single IBS and CBS levy, namel such as gasoline, anhydrous fuel ethanol, diesel fuel, biodiesel, liquefied petroleum gas, including liquefied gas

derived from natural gas, hydrated fuel ethanol, aviation kerosene, fuel oil, processed natural gas, biomethane, natural gas for vehicles and others that may be defined and authorized by the National Agency of Petroleum, Natural Gas and Biofuels (ANP), listed in a joint act of the IBS Management Committee and the Executive Branch of the Union. The calculation basis for the new taxes (IBS and CBS) will be the quantity of fuel subject to the operation and uniform rates throughout the national territory, specific per unit of measurement and differentiated per product, readjusted in the year prior to their validity.

This new tax system will begin to be implemented in 2026 with CBS and IBS test rates, but with no collection for taxpayers who comply with the ancillary obligations. In 2027, the CBS will be fully implemented, PIS and COFINS will be abolished, and IS may be charged.

In the years 2029 to 2032, there will be a gradual reduction in ICMS and ISS while the IBS rate increases. In 2033, ICMS and ISS will be completely abolished, and the new tax system will come into full effect.

TAX BURDEN ON THE PRICE OF FUELS SOLD TO THE FINAL CONSUMER

With the implementation of the single-phase taxation regime, ICMS began to be charged in a similar way to PIS/Pasep, COFINS and CIDE, with specific rates (Ad rem), that is, a fixed amount in reais (R$) per volume (liters) or quantity (kilogram) and uniform throughout the national territory, in the following amounts, starting on 02/01/2024:

· Gasoline and anhydrous fuel ethanol: R$ 1.3721/liter

· Diesel fuel and biodiesel: R$ 1.0635/liter

· LPG/GLGN, including those derived from natural gas: R$ 1.413/kilogram

This change ensured that fluctuations in fuel prices no longer affect the amount of tax charged, as was the case with the previous taxation model ("ad valorem" rate).

Hydrous ethanol was not included in the scope of products subject to the single-phase ICMS taxation regime introduced by Complementary Law 192/2022. This differentiation in the tax regime for hydrous ethanol may cause tax asymmetries with gasoline, since they are competing products.

Also in 2022, Constitutional Amendment 123/2022 established a tax differential between renewable and fossil fuels. The measure aimed to address the problem of the loss of competitiveness of biofuels, especially hydrous ethanol, due to the tax reductions and exemptions granted to fossil fuels by Complementary Laws 192 and 194 of 2022.

It is essential to differentiate Petrobras' sales prices to distribution companies from those received by the final consumer. Petrobras' sales price at refineries and terminals is only a part of the resale price received by the consumer at gas stations. Until the fuel reaches the consumer, taxes are added, as well as costs for the mandatory blending of anhydrous ethanol in the case of gasoline and biodiesel in diesel fuel; and costs and margins of the distribution companies and resellers. Each part has its own dynamics, without any influence from Petrobras. Historically, the final price of fuels is highly influenced by the tax burden on these products.

See below the effects of taxes on the price of gasoline, diesel fuel and LPG.

COMPOSITION OF GASOLINE PRICE

To produce the fuel that reaches the final consumer, at first reservoirs are discovered and platforms are built and installed up to 300 km from the coast, aiming to extract the oil located in the depth of 7 thousand meters. From there, the oil goes to refineries, where it is transformed into oil products, such as gasoline.

After being produced, the fuels are sold to distributors, and at this point, taxes levied on the fuel are added. Federal taxes on gasoline include CIDE, PIS/PASEP and COFINS. In addition, the state tax on circulation (ICMS) is also added to the amount charged at refineries.

In compliance with Brazilian legislation, regular gasoline sold at the gas stations is the result of a blend of 73% of gasoline type "A" and 27% anhydrous ethanol, a biofuel domestically produced from sugarcane. The resulting blend is a gasoline type "C", popularly known simply as gasoline. The distribution companies buy gasoline type "A" from Petrobras and its competitors are responsible for purchasing anhydrous ethanol directly from the producing plants and for blending it to obtain the fuel sold at the gas stations. For premium gasoline, the blend is 25%. Once it is completed, the distributors sell the gasoline to the gas stations. At this stage, the distributors and resellers add their own costs and profit margin. It is worth mentioning that, according to Law No. 9,478 of 1997 (Petroleum Law), pricing at all stages of the chain is free of regulation.

Therefore, the price charged to the final consumer includes Petrobras' markup, the cost of ethanol (which is freely defined by its producers) as long as the costs and marketing margins of the distributors and resellers, including all taxes due, which correspond to a significant part of the pricing.

COMPOSITION OF GASOLINE PRICE (R$)



6.15
0.69
1.37
0.81
1.07
2.21
CIDE + Pis/Cofins
ICMS
Anhydrous ethanol
Distribution and resale
Petrobras share

Collection period from (12/22/2024 to 12/28/2024)

1. ICMS - charged in a single phase on sales by refineries and importers of gasoline A. The part of ICMS levied on anhydrous ethanol is charged by substitution tax on sales of gasoline A from refineries and importers. The calculation considers the single-phase ICMS rate on gasoline and anhydrous ethanol in the amount of R$1.3721/liter.

2. CIDE, PIS and COFINS - charged on the volume of gasoline A sold by the refinery (CIDE R$ 100.00/m^3, PIS R$ 141.10/m^3 and COFINS R$ 651.40/m^3) and anhydrous ethanol sold by the plant (PIS R$ 23.38/m^3 and COFINS R$ 107.52/m^3)

3. Composition considered: 73% gasoline A and 27% anhydrous ethanol (since March 16, 2015, the anhydrous ethanol in regular and premium gasoline is 27%. While in premium gasoline is 25%.

4. The part of distribution and resale margins are estimated.

5. Reference value for anhydrous ethanol is R$ 3.01 per liter, by Cepea/USP.

6. Prepared by Petrobras using data from ANP and CEPEA/USP, based on the average prices realized by Petrobras (gasoline A) and the average prices to the final consumer (gasoline C) in the 26 states and the Federal District, considering the mandatory blend of 27% anhydrous ethanol.

PRICE COMPOSITION IN STATES WHERE PETROBRAS SELLS GASOLINE TO DISTRIBUTORS


AL 6.15 0.69 1.37 0.81 1.12 2.16
AM 7.01 0.69 1.37 0.81 1.95 2.19
CE 6.37 0.69 1.37 0.81 1.35 2.14
DF 6.03 0.69 1.37 0.81 0.87 2.29
ES 6.18 0.69 1.37 0.81 1.12 2.19
GO 6.25 0.69 1.37 0.81 1.05 2.33
MA 5.95 0.69 1.37 0.81 0.96 2.12
MG 6.07 0.69 1.37 0.81 0.94 2.26
MT 6.13 0.69 1.37 0.81 0.83 2.42
PA 6.20 0.69 1.37 0.81 1.17 2.15
PB 5.87 0.69 1.37 0.81 0.87 2.12
PE 6.22 0.69 1.37 0.81 1.22 2.13
PR 6.22 0.69 1.37 0.81 1.23 2.16
RJ 6.03 0.69 1.37 0.81 0.91 2.24
RS 6.02 0.69 1.37 0.81 0.95 2.20
SC 6.29 0.69 1.37 0.81 1.20 2.22
SP 6.29 0.69 1.37 0.81 0.90 2.19
Petrobras share
Distribution and resale
Anhydrious ethanol
ICMS
CIDE + Pis / Cofins

DIESEL PRICE COMPOSITION

Just like applied to gasoline, the entire journey of oil extracted from our reservoirs, sent to the refinery for diesel production, requires highly qualified professionals, cutting-edge technology and a lot of investment. At the refinery, we transform this crude oil into derivatives, including low-sulfur diesel (S10).

After the transformation carried out at the refinery, fuels are sold to distributors with are charge by fuel taxes. The federal taxes are CIDE, PIS/PASEP and COFINS. In addition to these, the state tax (ICMS) is also added to the amount charged at the refineries. Fuel distributors purchase type "A" diesel fuel from refineries. According to Brazilian legislation, automotive diesel fuel must be blended with biodiesel, a renewable fuel produced from vegetable oils or animal fats, forming the type "B" diesel fuel, which is sold at at gas stations. For 2024, the mandatory blending content of biodiesel was 14%. The price of biodiesel is freely negotiated between distributors and production plants, a change implemented as of 2022, with the end of bids organized by the ANP.

In this way, distribution companies buy "Diesel A" oil from Petrobras and its competitors and are responsible for negotiating and purchasing biodiesel directly from production plants, while distributors are also responsible for carrying out the aforementioned blending to obtain the fuel sold at gas stations. Pricing at all stages of the chain is free, as provided for in the Petroleum Law.

Please find below the details of diesel pricing, where we highlight the tax burden included in the price composition of this fuel.

COMPOSITION OF DIESEL PRICE (R$)


6.13
0.32
1.06
0.84
0.87
3.03
CIDE + Pis/Cofins
Distribution and resale
ICMS
Petrobras share
Biodiesel cost

Collection period from (12/22/2024 to 12/28/2024)

1. ICMS - charged in a single phase on sales by refineries and importers of diesel A and on sales of biodiesel from plants. The calculation considers the single-phase ICMS rate on diesel fuel and biodiesel in the amount of R$1.0635/liter.

2. PIS/Pasep and COFINS - In 2024, we had the following taxation of PIS and COFINS: PIS = R$62.61/M3 and COFINS = R$288.89/M3 for the entire year.

3. CIDE - has been set to zero since 05/30/2018.

4. Composition considered: 86% diesel and 14% biodiesel.

5. Reference value for biodiesel is R$ 6.20 per liter by ANP.

6. The part of distribution and resale margins are estimated. Prepared by Petrobras using data from ANP, based on the average prices of Petrobras S-10 diesel (diesel A) and average prices of S-10 diesel to the final consumer (diesel B) in the 26 states and the Federal District, considering the mandatory blend of 12% biodiesel.

PRICE COMPOSITION IN STATES WHERE PETROBRAS SELLS DIESEL TO DISTRIBUTORS (R$)



AL: 6.03 — 0.32, 1.06, 0.92, 0.76, 2.96
AM: 6.48 — 0.32, 1.06, 0.89, 1.19, 3.01
CE: 6.31 — 0.32, 1.06, 0.92, 1.08, 2.93
DF: 6.00 — 0.32, 1.06, 0.85, 0.65, 3.12
ES: 6.00 — 0.32, 1.06, 0.86, 0.71, 3.04
GO: 6.06 — 0.32, 1.06, 0.85, 0.66, 3.17
MA: 5.97 — 0.32, 1.06, 0.92, 0.77, 2.90
MG: 5.99 — 0.32, 1.06, 0.86, 0.63, 3.11
MT: 6.22 — 0.32, 1.06, 0.85, 0.70, 3.28
PA: 6.38 — 0.32, 1.06, 0.89, 1.13, 2.97
PE: 6.00 — 0.32, 1.06, 0.92, 0.80, 2.90
PR: 6.06 — 0.32, 1.06, 0.84, 0.84, 2.99
RJ: 6.13 — 0.32, 1.06, 0.86, 0.82, 3.06
RS: 6.14 — 0.32, 1.06, 0.84, 0.91, 3.00
SC: 6.09 — 0.32, 1.06, 0.84, 0.78, 3.08
SP: 6.13 — 0.32, 1.06, 0.86, 0.86, 3.02
Petrobras share
Distribution and resale
Biodiesel cost
ICMS
CIDE + Pis / Cofins

COMPOSITION OF LPG PRICE

Liquefied Petroleum Gas, better known as LPG or gas used for cooking, purchased by distributors, can be resold to the industrial segment (usually in bulk, using tanker trucks) or to customers in the commercial, residential and institutional segments (in bulk or bottled in cylinders or canisters). The product is produced in refineries from the processing of petroleum and in natural gas processing units that process wet natural gas.

The price of the cylinder, paid by the final consumer at the resale points, also includes their costs and marketing margins, as well as the taxes levied on the marketing of LPG by the producer or importer.

LPG sales by refineries and natural gas treatment units may be subject to federal taxes CIDE, PIS/PASEP, COFINS, which were waived in 2023, and ICMS, whose rate was R$1.2571/ kilogram from May/23 to January/2024 and 1.4139/kilogram from February 1, 2024, with the implementation of single-phase ICMS.

The chart below details the three components of the price and tax burden of liquefied petroleum gas intended for domestic use and packaged in containers of up to 13 kg.

COMPOSITION OF LGP PRICE


108.64
11.65
54.95
42.04
ICMS
Distribution and resale
Petrobras share

Collection period from (12/22/2024 to 12/28/2024)

1. ICMS charged in a single-phase on the sale by the producer or importer, with a rate of R$ 1.4139/kilogram.

2. CIDE and PIS/COFINS: in 2023, LPG sales were exempted from federal taxes.

3. The portion of distribution and resale margins are estimated.

4. Elaborated by Petrobras using ANP data, based on the average prices to the final consumer in the 26 states and the Federal District.

PRICE COMPOSITION IN STATES WHERE PETROBRAS SELLS LPG TO DISTRIBUTORS (R$)


126.48
18.38
75.63
32.63
AM
102.94
18.38
47.52
37.04
CE
96.37
18.38
42.51
35.48
ES
109.76
18.38
54.34
37.04
MA
105.69
18.38
51.83
35.48
MG
111.98
18.38
58.50
35.10
PA
91.66
18.38
39.93
33.35
PE
104.28
18.38
50.38
35.52
PR
96.31
18.38
44.56
33.37
RJ
109.38
18.38
55.87
35.13
RS
117.76
18.38
63.05
36.33
SC
109.23
18.38
56.11
34.74
SP
ICMS
Distribution and resale
Petrobras share

TAXES PAID BY COMPANIES CONTROLLED BY PETROBRAS IN BRAZIL

The subsidiary companies of Petrobras play a strategic role in our operations and are also responsible for significant tax payments. In a prominent position, we have Petrobras Transporte S.A (Transpetro) and Petrobras Logística de Exploração e Produção S.A (PB-LOG), which contributed with R$ 2.7 billion and R$ 274.2 million in tax payments, respectively.

Below is the breakdown of these values by government level.

PETROBRAS LOGÍSTICA DE EXPLORAÇÃO E PRODUÇÃO S.A. (R$ Million)



498.7
163.2
335.5
460.9
152.2
308.7
274.2
82.1
192.1
2022
2023
2024
Federal
Municipalities

PETROBRAS TRANSPORTE S.A (R$ Billion)



2.4
0.3
1.8
0.4
2.9
0.3
2.2
0.4
2.7
0.3
2.0
0.4
2022
2023
2024
States
Federal
Municipalities

TAXES PAID ABROAD

During 2024, Petrobras collected US$ 206 million with its international operations. The company maintained 38 affiliates companies abroad (30 controlled, and 8 jointly controlled operations) operating in 16 countries through various business segments: exploration, development, and production (of oil/gas and related products); commercialization, transportation, and distribution (of oil/gas and oil products); rental/chartering of production platforms, storage, and drilling, as well as machinery and equipment; raising funds in the international market and financing within the Petrobras group.

Petrobras commits to no longer establishing or purchase equity interests in jurisdictions recognized as tax havens, as well as complying with Transfer Pricing rules in Brazil and in the countries where it operates, regarding all transactions with related or unrelated parties, as required by law .

TAXES PAID ABROAD (US$ Million)

COUNTRY	INCOME TAX	INDIRECT + WITHHELD TAXES	RECOVERED TAXES	TOTAL PAID
ARGENTINA	3.41	1.50	-	4.92
BOLIVIA	2.42	3.96	-	6.37
COLOMBIA	1.30	52.93	-	54.23
SPAIN	0.18	0.00	-	0.19
UNITED STATES	34.90	2.01	1.79	35.13
NETHERLANDS	454.89	0.48	371.05	84.31
SINGAPORE	20.68	0.15	-	20.53
URUGUAY	0.01	0.32	-	0.34
VENEZUELA	-	0.004	-	0.004
Total	517.79	60.73	372.84	206.01

COMPLIANCE AND TAX RISK MANAGEMENT

The tax management of Petrobras has the fundamental principle of ensuring that all taxes and Government Take are recorded, calculated, and paid in accordance with the laws in force in Brazil and in the countries where we operate. Additionally, it is guided by ethics, integrity, transparency, efficiency, and social responsibility, as established in our Tax Policy.

Petrobras, as one of the largest Brazilian company and the most admired in the energy sector, we are subject to complex domestic tax legislation and constant scrutiny from all levels of the government. This scrutiny includes regular tax audits conducted by specialized tax offices that handle with large taxpayers, reflecting our significance in tax collection in the country.

In order to optimize the calculation and payment of taxes due by Petrobras and those from the third parties, the company has a robust tax process. We count on a skilled technical team to tackle daily challenges and a solid technological foundation strengthened by digital transformation within our organization. We have internally developed an Artificial Intelligence tool to assist our analysts in decision-making regarding the classification of new legislation.

In 2024, approximately 10,079 new legal acts have been analyzed, of which 2,675 impacted Petrobras and its equity investments. Based on these legislations, Artificial Intelligence pre-determines the probability of application of the law to Petrobras, suggesting a classification regarding the impact, allowing analyst to make technically grounded decisions more agility and security.

Recognizing the importance of tax litigation, Petrobras fulfills its duty of transparency to investors and society in general by providing detailed information in its financial statements, particularly in the explanatory notes 17 and 19, as well as other reports directed to investors and stakeholders, such as Form 20-F (SEC) and the Reference Form (CVM).

Petrobras discloses information about its tax litigation not only through the mandatory forms mentioned earlier but also through timely market

communications when a fact occurs that results in a significant change in tax disputes. As an example of our transparency and agility in information disclosure, we highlight the relevant facts published on the Investor Relations website (https://www.investidorpetrobras.com.br).

Petrobras maintains a good relationship with government entities and other stakeholders, guided by mutual respect, cooperation, integrity, transparency, and trust, in full compliance with the Company's Code of Ethical Conduct. We have a sustainable tax approach based on technical analyses, compliance with applicable legislation, and best market practices. Certifications and partnerships with regulatory bodies, such as the Brazilian Federal Revenue Service, reflect the trust placed in our controls, processes, and technical staff.

Tax risk management is carried out through deliberations in accordance with the established competence limits at each hierarchical level, aiming to align the assumed risk with the execution of Petrobras' strategies, ensure compliance, and reduce the Company's exposure, in accordance with the Business Risk Management Policy approved by our Board of Directors.

We operate in complex and litigious market segments involving exploration, production, importation, and refining of and natural gas, as well as the commercialization of products throughout the national territory, with the calculation and payment of our own taxes and third-party withholdings.

It is worth noting that in this fiscal report, we are disclosing the total value of Petrobras' tax and Government Take disputes in judicial, administrative, and arbitration proceedings where the expected loss is considered possible or probable.

Petrobras also makes judicial deposits, especially to suspend the enforceability of tax debts, allowing the taxpayer to maintain its tax regularity while disputing the matter in litigation. Tax regularity is an essential condition for issuing negative certificates, which are required for various processes in which we are involved.

In summary, Petrobras aims to ensure efficient and responsible tax management, ensuring compliance with tax legislation in force. As one of the largest taxpayer in Brazil, we are subject to constant scrutiny from government entities. We maintain a good relationship with these entities based on transparency, integrity and mutual trust. Therefore, Petrobras is committed to maintain responsible tax management in compliance with best market practices.

TAX AND GOV. TAKE LITIGATION (R$ Billion)



133
141
167
186
157
2020
2021
2022
2023
2024

TAX POLICY

PRINCIPLES

To Ensure that tax management, which covers taxes and government take, complies with the legislation in force in Brazil and in the countries where we operate.

We conduct tax management based on ethics, integrity, transparency, efficiency, and social responsibility, contributing to the social and economic development of Brazil and the countries where we operate.

GUIDELINES

1- TAX GOVERNANCE

We comply with the tax legislation of Brazil and the countries where we operate, defining our strategy based on the technical interpretation of rules, standards, and processes aligned with the Business Purpose and Tax Risk Management.

We are committed to not holding equity interests in low -tax jurisdictions, as well as to observe the Transfer Price rules set forth in Brazil and the countries where we operate, regarding all transactions with related or unrelated parties, as required by law.

2 - TAX RISK MANAGEMENT

We manage Tax Risks through decisions made within the competence limit established for each hierarchical level, aiming at align risk appetite with execution of Petrobras strategies, ensure compliance and reduce the company's exposure, in line with the Corporate Risk Management Policy.

3 - RELATIONSHIP WITH TAX AUTHORITIES

We carry out the relationship with tax authorities and other government authorities based on mutual respect, cooperation, integrity, transparency, trust and with unrestricted compliance with the Petrobras' Code of Ethical Conduct.

4 - TRANSPARENCY

We provide detailed information about the company's tax position to our investors, employees and other stakeholders, through the Financial Statements, the Sustainability Report and this Tax Report.

GLOSSÁRIO

ANP
Brazilian National Agency of Petroleum, Natural Gas and Biofuels.

SIGNING BONUS
Amount paid by the winning bidder upon signing the contract, which may be pre-defined or offered.

CBS
Contribution on Goods and Services.

CIDE
Contribution for Intervention in the Economic Domain. Tax under the exclusive jurisdiction of the Federal Government.

COFINS
Social Security Financing Contribution. It is a tax levied by the Federal Government on the gross revenue of legal entities, designed to support social programs.

SOCIAL SECURITY CONTRIBUTIONS
Social Security Contributions provided for in Article 195 of the 1988 Federal Constitution.

TAXPAYER
It is the taxable person of a tax liability. Any person – individual or legal entity - who pays taxes to the public treasury, whether the Federal Government, States, the municipalities, and/or the Federal District.

CSLL
Social Contribution on the Net Income. A federal tax on the legal entities' Net Income or on Gross Revenue in the case of companies taxed on Presumed Profit).

E&P
Production and Exploration of Oil and Gas.

LPG
Liquid Petroleum Gas.

IBS
Tax on Goods and Services.

ICMS
Tax on Operations Relating to the Circulation of Goods and the Provision of Interstate and Intermunicipal Transportation and Communication Services. Non-cumulative tax under the jurisdiction of the states and the Federal District.

TAX
It's an liability paid by individuals and legal entities to meet part of the Government's Tax Revenue needs, to support the functioning of its bureaucracy, social assistance to the population and investments in essential works.

TAX INCENTIVES (TAX BENEFITS OR TAX ALLOWANCES)
Direct or indirect reduction or elimination of tax burden arising from a specific law.

INSS
The National Institute of Social Security is a federal agency linked to the Ministry of Social Security with the mission of promoting the recognition of the right to receive benefits administered by Social Security.

IPTU
Tax on Urban Real Estate and Land. Tax under the jurisdiction of municipalities and the Federal District.

IRPJ
Corporate Income Tax. Federal tax levied on profits.

IRRF
Income Tax withheld at source. Tax levied on various types of income. Withholding is done directly at the payer's source.

ISSQN
Local Tax on Services. Tax under the jurisdiction of municipalities and the Federal District.

ISS-ST
Local Tax on Services due by Tax Substitution, as established by law.

VAT
Value-Added Tax.

JURISDICTION WITH FAVORED TAXATION
Countries or dependencies with favorable taxation, also known as tax havens, listed in article 1 of IN RFB 1,037/2010. Petrobras' only equity interest in a jurisdiction with favorable taxation is Brasoil, currently without operational activity and whose liquidation is in progress, as approved by the Board of Directors (Minutes CA 1,701, item 7, agenda 134 of 12/21/2022).

PAYMENT FOR RETENTION OR OCCUPATION OF AREA
Payment for the retention or occupation of areas contracted for exploration and production of oil and natural gas, established by the ANP in the bidding notices, based on the size, location and geological characteristics of the block.

SPECIAL PARTICIPATION
Compensação financeira extraordinária calculada sobre a receita líquida dos campos de petróleo e de gás natural com grande volume de produção ou de grande rentabilidade.

PETROBRAS EQUITY PARTICIPATION
Subsidiary companies, jointly controlled and affiliated Petrobras.

Gov. Take
Government Take.

PIS/PASEP
Programs for Social Integration and Formation of the Public Server's Saving.

TRANSFER PRICE
It is the reference adopted for the purposes of calculating taxes on income or profit, with the aim of assessing whether the amount to be practiced in operations or transactions carried out between related parties, headquartered in different tax jurisdictions is in compliance with the prices that would be established between unrelated parties in comparable transactions.

BUSINESS PURPOSE
Economic motivation that justifies carrying out an operation other than tax savings.

DIVIDENDS
Remuneration to shareholders in the form of dividends and interest on equity.

TAX LIABILTY
It is the obligation to pay the tax, or the pecuniary penalty, resulting from an express provision of law.

WITHHOLDING FEDERAL TAXES – Law No. 10,833/2023
Mixed-economy companies of the federal public administration are required to withhold federal taxes at source as provided for in Law No. 10,833/2023.

TAX RISK
Take risk related to events that have already occurred, or to occur, which may or may not be subject to tax assessment.

ROYALTIES
Financial compensation for oil and natural gas production calculated based on field production.

TAX RESPONSIBLE
It is a tax collection mechanism used by federal, state and municipal governments. The tax substitute is the third party that the law requires to withhold and pay the tax due by the taxpayer (substituted).

FEE
It is a tax collected by the Union, the States, the Federal District or the Municipalities, within the scope of their respective attributions, which has as its generating fact the regular exercise of the police power, or the use, effective or potential, of a specific and divisible public service, provided to the taxpayer or made available to him.

TRIBUTE
Compulsory payment in cash, or an equivalent which can be expressed in cash, that does not entail a sanction for an unlawful act established by law and collected through fully linked administrative activity.

COMPANY'S TAXES
Taxes levied on Petrobras' operations.

WITHHOLDING TAXES FROM THIRD PARTIES
Taxes withheld from suppliers, customers, service providers and Petrobras employees, and transferred, by legal requirement, to federal, state and municipal public coffers.

INDEPENDENT LIMITED ASSURANCE REPORT

The amounts presented in the Summary Table – Tax Collections and PGOV in Brazil disclosed in this report were assured by KPMG Auditores independentes Ltda. at 2024 tax report (Portuguese version).

Available:
https://www.investidorpetrobras.com.br/resultados-e-comunicados/central-de-resultados/.



AEO

BR PETROBRAS